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         AMENDMENT TO UAM FUNDS TRUST DISTRIBUTION AGREEMENT (ADVISOR
                       CLASS SHARES) DATED JULY 1, 1998


                                  WITNESSETH

WHEREAS, UAM Funds Trust (the "Trust") and ACG Capital Corporation ("ACG") desire to amend the Distribution Agreement dated July 1, 1998, (the "Agreement") as of March 31, 1999 to employ ACG as a limited co-distributor of Advisor Class Shares of the Heitman Real Estate Portfolio (the "Fund") for all accounts opened on or before March 31, 1999.

WHEREAS, For all new accounts opened after March 31, 1999, and for all additional purchases to accounts opened on or before March 31, 1999 UAM Fund Distributors, Inc. ("UAMFDI") will act as distributor to the Fund. UAMFDI has entered into a Distribution Agreement with the Trust dated March 31, 1999.

WHEREAS, ACG wishes to act as a limited co-distributor of the Advisor Class shares of the Fund as described above to provide certain administrative and support services to those broker-dealer firms and their registered representatives who have offered and sold shares of the Fund as of March 31, 1999.

NOW, THEREFORE, the Trust and ACG agree to amend Sections 1, 3 and 7 of the Agreement in their entirety as set forth below.

     1. SALE OF SHARES. The Trust hereby rescinds the right of ACG to sell shares of beneficial interest of the Advisor Class of the Fund (the "Advisor Class Shares" or the "Shares"). ACG will not enter into any selling agreements with other dealers effective as of March 31, 1999.

     3. SHARES COVERED BY THIS AGREEMENT. This Agreement shall apply to issued Advisor Class Shares, Advisor Class Shares held in its treasury in the event that in the discretion of the Trust treasury Shares of such class shall be sold, and Advisor Class Shares repurchased for resale. In addition, this Agreement shall only apply to Advisor Class Shares sold by ACG before March 31, 1999.

     4. AUTHORIZED REPRESENTATIONS. ACG is not authorized by the Trust to give any information or to make any representations other than those contained in the appropriate registration statements, Prospectuses or SAI filed with the Securities and Exchange Commission under the 1933 Act and applicable Blue Sky Laws (as those registration statements, Prospectuses and SAI may be amended from time to time), or contained in shareholder reports or other material that may be prepared by or on behalf of the Trust for ACG's use. ACG shall not prepare or distribute any sales literature or marketing materials and shall not be involved in connection with the offer and sales of Shares of the Fund, which shall be the sole responsibility of UAMFDI effective as of March 31, 1999. In its limited role as a
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          co-Distributor as outlined above, ACG shall comply with all applicable federal and state securities laws and shall comply with the requirements of the Rules of Fair Practice of the National Association of Securities Dealers, Inc. ACG is not, however, required to maintain its registration as a broker-dealer in all 50 states.

All other provisions of the Agreement shall remain unchanged and in full force and effect.

IN WITNESETH WHEREOF, the parties above have caused this amendment to be executed by their duly authorized officer and shall be effective as of the 31st day of March, 1999.


UAM FUNDS TRUST                                ACG CAPITAL CORPORATION


By:  /s/ Michael E. DeFao                      By:  /s/ Ronald D. Cordes
   Name:  Michael E. DeFao                         Name:  Ronald D. Cordes
   Title: Vice President and General               Title: President
          Counsel

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